

07001725


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PROCESSING
RECEIVED
MAY 3 0 2007
WASH, D.C.
210
SECTION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emmet & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Road
(No. and Street)

Far Hills	NJ	07931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Emmet (908) 234-1666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Emmet & Co., Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Maria Pineiro
Notary Public
State of New Jersey
My Commission Expires, Dec. 23, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMMET & CO., INC.

FINANCIAL STATEMENTS

MARCH 31, 2007

Filed Pursuant to
SEC Rule 17a-5 as a
CONFIDENTIAL Document.

INDEX

ACCOMPANYING INFORMATION

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders Of
EMMET & CO., INC.

We have audited the accompanying statement of financial condition of EMMET & CO., INC. as of March 31, 2007 (the Company) and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMMET & CO., INC. at March 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GREENBERG & COMPANY, LLC

Springfield, New Jersey
May 3, 2007

EMMET & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2007

ASSETS

Cash	$ 115,061
Cash Segregated Under Rule 15c3-3	125,000
Receivables From Brokers and Dealers	26,428
Receivables From Customers	178,342
State and Municipal Government Obligations	11,487,595
Property and Equipment, Net	67,483
Deposit - Clearing Organization	40,000
Deposit - Internal Revenue Service	365,782
Accrued Interest	173,994
Other Assets	77,760
TOTAL ASSETS	$ 12,657,445

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to Brokers and Dealers	$ 109,223
Payable to Clearing Organization	8,561,071
Dividends Payable	480,000
Accrued Payroll and Related Tax	426,256
Accounts Payable and Other Liabilities	78,464
TOTAL LIABILITIES	9,655,014
COMMITMENTS & CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common Stock - Authorized and Issued	
3,500 Shares Without Par Value	1,200,000
Paid-In Capital	1,445,836
Less Cost of Treasury Stock, Cost Method,	
(35 shares, no par value)	(25,000)
Retained Earnings	381,595
	3,002,431
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,657,445

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES	
Trading Gains - Realized	$ 3,160,441
Trading Gains - Unrealized	71,768
Hedge Account - Realized	11,994
Interest Income	717,291
	3,961,494
EXPENSES	
Salaries	1,543,542
Interest Expense	593,930
Clearance Costs	69,121
Communications	25,129
Data Processing Costs	275,964
Occupancy & Equipment Costs	106,536
Insurance	160,726
Other Operating Expenses	640,180
Regulatory Fees and Dues	26,213
Depreciation and Amortization	33,540
Pension & Profit Sharing Contribution	2,964
	3,477,845
INCOME BEFORE PROVISION FOR INCOME TAXES	483,649
State Income Tax Expense (Benefit)	3,407
NET INCOME	$ 480,242

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Total Stock-holders' Equity
BALANCES AT APRIL 1, 2006	$ 1,200,000	$ 945,836	$ (25,000)	$ 381,353	$ 2,502,189
Capital Contribution		500,000			500,000
Net Income				480,242	480,242
Dividends				(480,000)	(480,000)
BALANCES AT MARCH 31, 2007	$ 1,200,000	$ 1,445,836	$ (25,000)	$ 381,595	$ 3,002,431

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	480,242
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization		33,540
Change in Assets and Liabilities:		
Decrease (Increase) in Receivables From Brokers and Dealers		284,287
Decrease (Increase) in Receivables From Customers		(166,863)
Decrease (Increase) in State and Municipal Government Obligations		(1,017,379)
Decrease (Increase) in Deposit - Internal Revenue Service		15,742
Decrease (Increase in Accrued Interest		4,815
Decrease (Increase) in Other Assets		(31,862)
Increase (Decrease) in Payables to Brokers and Dealers		(342,389)
Increase (Decrease) in Payables to Clearing Organization		341,118
Increase (Decrease) in Accrued Payroll and Related Tax		426,256
Increase (Decrease) in Accounts Payable and Other Liabilities		(52,037)
Net Cash Provided By Operating Activities		(24,530)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		-
Net Cash (Used In) Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution		500,000
Dividends		(635,000)
Net Cash (Used In) Financing Activities		(135,000)
Net Increase (Decrease) in Cash and Cash Equivalents		(159,530)
Cash and Cash Equivalents at Beginning of Year		274,591
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	115,061
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
State Income Taxes	$	3,000
Interest	$	593,930

See accompanying notes to financial statements.

EMMET & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED MARCH 31, 2007

NONE

See accompanying notes to the financial statements.

EMMET & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007

1. ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

EMMET & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007
(Continued)

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $125,000 has been segregated at March 31, 2007, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. DEPOSIT - INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following, at cost:

Office Equipment	$ 48,460
Leasehold Improvements	23,340
Computer Software	97,403
	169,203
Less: Accumulated Depreciation and Amortization	(101,720)
	$ 67,483

Depreciation and amortization charged to income was $33,540.

6. INCOME TAXES

The Company follows Statement of Financial Accounting Standards "SFAS" No. 109 for Income taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and, therefore, no provision for Federal income taxes are reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there still is imposed a tax at the corporate level. There is an overpayment of approximately $8,700 for those states as of March 31, 2007.

There are no significant temporary differences.

7. LOAN AND PLEDGE AGREEMENT

In 1993, the Company entered into a credit arrangement with Custodial Trust Company ("CTC"), pursuant to which the Company may from time to time request loans from CTC to finance the purchase or carrying of securities by the Company, and CTC may agree to make such loans to the Company. The interest rate is charged based on a "Broker Call Rate" which means the interest rate quoted daily by Bear, Stearns Securities Corp., an affiliate of CTC. As of March 31, 2007 the loan and market value of securities pledged balance was $ 8,561,071 and $11,180,332 respectively at a rate of 6.5% per annum.

8. COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Rent expense was $78,000 for the fiscal year 2007.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9. POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions or SFAS No. 112, Employers' Accounting for Postemployment Benefits.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. FAIR VALUE INFORMATION

At March 31, 2007, substantially all of the Company's total assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include, cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

12. RETIREMENT PLANS

The Company maintains a profit sharing plan. The plan covers substantially all full-time employees who meet the plan's eligibility requirements. With respect to the profit sharing component, contributions may go up to 25% of eligible compensation, subject to the Internal Revenue Code Section 415 limitation. The Company did not incur any expense related to the profit sharing component for the plan year ending March 31, 2007.

The defined benefit plan was terminated on December 1, 2005. The plan was settled in January 2007. The total distribution amount was $1,453,822.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company had net capital of $2,309,614 which was $2,059,614 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2007, was 0.44 to 1.

14. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities & Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

ACCOMPANYING INFORMATION

EMMET & CO., INC.

SCHEDULE 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2007

AGGREGATE INDEBTEDNESS:		
Dividends Payable		$ 480,000
Fail to Receive - Includable		26,315
Clearance Costs Payable		70,673
Accrued Expenses and Other Liabilties		442,737
TOTAL AGGREGATE INDEBTEDNESS		$ 1,019,725
NET CAPITAL:		
Stockholders' Equity From Statement of Financial Condition		$ 3,002,431
ADD:		
Discretionary Liability/Dividend Payable		480,000
DEDUCTIONS:		
Total Nonallowable Assets	$ 520,267	
Haircuts on Securities:		
Trading and Investment Securities	651,762	
Undue Concentration	788	1,172,817
TOTAL NET CAPITAL		$ 2,309,614

EMMET & CO., INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC (continued)

MARCH 31, 2007

Computation of basic net capital requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $1,019,725)	$ 67,981
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital	$2,059,614
*Excess Net Capital at 1,000%	$2,207,641
Percentage of Aggregate Indebtedness to Net Capital	44%

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the Company included in the Amended Form X-17A-5 as of March 31, 2007, filed in May 2007.

*Excess Net Capital less 10% of aggregate indebtedness.

EMMET & CO., INC.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

MARCH 31, 2007

CREDIT BALANCES	$ 26,315
DEBIT BALANCES	$ 192,122

RESERVE COMPUTATION:

Excess of total credits over total debits	$(165,807)
Amount Held on Deposit in "Reserve Bank Account"	$ 125,000
Required Deposit	$ -0-
Date of Deposit	N/A
Frequency of Computation:	MONTHLY

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the Company included in the Amended Form X-17A-5 as of March 31, 2007, filed in May 2007.

EMMET & CO., INC.

SCHEDULE 3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2007

State the market valuation and the number of items of:

1.	Customers' fully paid securities not in the respondent's possession or control as of March 31, 2007 (for which instructions to reduce the possession or control had been issued as of that date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
	Number of items	NONE
2.	Customers' fully paid securities for which instructions to reduce the possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE
	Number of items	NONE

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

Board of Directors
EMMET & CO., INC.

In planning and performing our audit of the financial statements of EMMET & CO., INC. (the "Company"), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



GREENBERG & COMPANY, LLC

Springfield, New Jersey
May 3, 2007

END